

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2019

Brian Wendling
Senior Vice President, Controller and Principal Financial Officer
GCI Liberty, Inc.
12300 Liberty Boulevard
Englewood, CO 80112

  Re: GCI Liberty, Inc.
    Form 10-K for the Year Ended December 31, 2018
    Filed February 28, 2019
    File No. 001-38385

Dear Mr. Wendling:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology